Apple Inc.
1 Infinite Loop	January 5, 2009
Cupertino, CA 95014

To:	Craig Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Apple Inc.
Form 10-K for the Fiscal Year Ended September 27, 2008 Filed on November 5, 2008
File No. 000-10030

Dear Mr. Wilson,

We have reviewed the questions in your letter dated December 22, 2008 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.	Apple Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President and Corporate Controller, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer
Peter Oppenheimer
Senior Vice President and Chief Financial Officer

cc:	Daniel Cooperman, Senior Vice President and General Counsel, Apple Inc.

Betsy Rafael, Vice President and Corporate Controller, Apple Inc.

Form 10-K for the fiscal year ended September 27, 2008

Consolidated Statements of Cash Flows, page 57

1.	We note that you have recorded excess income tax benefits from stock-based compensation as a cash inflow from financing activities in fiscal 2008, 2007, and 2006. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each year presented and why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

The Company recognizes a deferred tax asset for the deductible portion of stock-based compensation expense that management believes is more likely than not of being realized. When tax benefits from stock-based compensation arrangements are realized, the Company reflects the cash receipt as a cash inflow from operating activities through the change in “Other Liabilities” in its Consolidated Statements of Cash Flows. In accordance with paragraphs 19(e) and 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R, the Company presents the tax benefits from share-based payment arrangements that are in excess of the compensation cost recognized in the Company’s operating results as a cash outflow from operating activities through the change in “Other Liabilities” and a corresponding cash inflow from financing activities under the caption “Excess tax benefits from stock-based compensation” for each year presented. Furthermore, the Company determines the major classes of operating activities to separately disclose based on its assessment of paragraph 29 of SFAS No. 95 and believes its treatment of offsetting the excess tax benefits against changes in “Other Liabilities” is appropriate.

Form 10-K for the fiscal year ended September 27, 2008

Note 1. Summary of Significant Accounting Policies

Warranty Expense, page 61

2.	We note that the Company recognizes warranty expense as incurred for arrangements accounted for under the subscription model pursuant to SOP 97-2. Please confirm if warranty expense relates to the basic warranty and/or the AppleCare Protection Plan (“APP”) extended service and support. If it only includes the basic warranty costs, then please describe the Company’s accounting policy for recognizing costs for the AppleCare Protection Plan for these arrangements. Additionally, please describe the accounting literature that the Company considered in determining that expensing warranty costs as incurred is appropriate.

The Company offers a basic limited parts and labor warranty (“basic warranty”) for one year on the sale of its two products accounted for under subscription accounting (i.e., the iPhone and Apple TV). Additionally, the Company sells AppleCare Protection Plan (“APP”) as a separate fee-based service that includes phone support and hardware repairs, dedicated web-based support resources and user diagnostic tools. The Company’s discussion regarding recognizing warranty expense as incurred for arrangements subject to subscription accounting specifically relates to the basic warranty. All revenue related to APP is deferred and recognized over the applicable extended contract period, while costs associated with these contracts are charged to expense as incurred.

Because the Company may provide future unspecified features and additional software products for the iPhone and Apple TV free of charge to customers, the Company uses subscription accounting to recognize revenue for iPhone and Apple TV in accordance with SOP 97-2. As the use of subscription accounting results in the deferral of revenue and U.S. GAAP does not explicitly address how to account for warranty expense under subscription accounting, the Company evaluated various alternatives for recognizing warranty expense associated with these products. The Company concluded the most appropriate methodology to recognize warranty expense for products subject to subscription accounting was to recognize the costs associated with providing warranty services as incurred. One alternative the Company rejected was to capitalize the related warranty costs at the time of sale and amortize those costs to cost of goods sold over each product’s 24-month estimated economic life. The Company concluded such a practice would inappropriately amortize warranty expense over a timeframe longer than the period warranty services are actually provided of one year. The Company also considered recognizing all of the warranty expense at the time of shipment. The Company rejected this alternative because it would result in the immediate recognition of expense, when the corresponding revenue was deferred and recognized over time. This would result in the recognition of a loss upfront, which would not accurately reflect the underlying economics of a profitable transaction.

The Company’s conclusion to recognize costs associated with providing warranty services as incurred for products subject to subscription accounting considered the guidance in paragraph 80 of SFAS No. 5, Accounting for Contingencies (“SFAS No. 5”). Specifically, paragraph 80 of SFAS No. 5 states that “matching, in the sense of recognizing expenses by associating costs with specific revenue on a cause and effect basis, is a consideration in relation to accrual for such matters as uncollectible receivables and warranty obligations.” Consequently, the Company believes SFAS No. 5 contemplates that an accrual for warranty would not occur prior to the recognition of revenue, as the cause and effect clause implies the recognition of costs should accompany the recognition of revenue. The Company also analogized to the guidance of FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”), which prescribes that when revenue is recognized over the life of an extended warranty and product maintenance contract, then the costs should be recognized as incurred. Since FTB 90-1 requires deferral of revenue for an extended warranty because there is the expectation of delivering services over time, which is similar to recognizing revenue for iPhone and Apple TV under subscription accounting because additional unspecified software may be delivered over time, the Company concluded an analogy to FTB 90-1 supports recognizing warranty costs as incurred. As previously noted, the Company concluded it was also inappropriate to amortize warranty expense over a timeframe longer than the period warranty services are provided. Consequently, the Company concluded the most appropriate methodology is to recognize warranty expense as incurred. Such a methodology is appropriate because it more closely matches the warranty expense with the timing of the revenue, and ensures the cost of warranty is not expensed in periods beyond the timeframe that services are actually provided.

Form 10-K for the fiscal year ended September 27, 2008

Note 8. Commitments and Contingencies, page 79

3.	In the disclosure on pages 81 and 82, the Company indicates that it does not have a “potential liability” for unresolved infringement claims subject to indemnification or current legal proceedings and claims that would not have a material adverse effect on the financial condition or operating results both individually or in aggregate. Pursuant to Question 5 of SAB 92, please be advised that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. If these circumstances apply to the Company, tell us how the Company considered disclosing either (a) the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made for indemnification clauses or outstanding legal claims.

The Company considers SFAS 5 and Question 5 of SAB 92 to assess whether accrual and/or disclosure of a loss contingency is necessary in connection with unresolved infringement claims subject to indemnification or current legal proceedings and claims that could have a material effect on the financial condition or operating results of the Company, both individually or in the aggregate. The Company evaluates the requirements of paragraph 8 of SFAS 5 and FIN 14 to determine whether an accrual is necessary because a material loss contingency is both probable and can be reasonably estimated. The Company also considers whether disclosure is necessary pursuant to paragraph 10 of SFAS 5 because there is at least a reasonable possibility that a material loss, or a material loss in excess of a recorded accrual for a loss contingency, may have been incurred.

Pursuant to paragraph 10 of SFAS 5, the Company assesses whether disclosure is required because there is a reasonable possibility it has incurred a material loss with respect to unresolved infringement claims subject to indemnification or current legal proceedings and claims. Based on management’s review of unresolved infringement claims, the status of current legal proceedings and management’s analysis of current legal proceedings and claims, for the year ended September 27, 2008, the Company concluded there was not a reasonable possibility it had incurred a material loss requiring disclosure under paragraph 10.

In concluding disclosure was not required for a loss contingency pursuant to paragraph 10, management considered the factors described in paragraph 36 of SFAS 5, including the nature of the alleged claims and damages asserted in, and the availability of defenses for, the litigations disclosed in Item 3 of the Company’s 2008 Form 10-K (the “Form 10-K”). In assessing the materiality of loss contingencies related to threatened and pending litigation, both individually and in the aggregate, the Company relies on the guidance provided in Staff Accounting Bulletin 99, Materiality (“SAB 99”). Consistent with SAB 99, the Company evaluates all relevant quantitative and qualitative criteria to determine whether a loss contingency related to pending or threatened litigation is material. As directed by SAB 99, the Company makes the following assessments:

•	whether it is probable that the judgment of a reasonable investor would be changed or influenced by the inclusion of the loss contingency; and

•

whether there is a substantial likelihood that the disclosure of the loss contingency would be viewed by a reasonable investor as having significantly altered the total mix of information made available.

From a quantitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to the Company’s operating performance and financial condition. From a qualitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to various factors, including those discussed in SAB 99. Consistent with SAB 99, the Company acknowledges that a formulaic approach, which recognizes magnitude alone is inconsistent with materiality assessment. Rather, the Company relies on an approach that takes into account the nature of the potential disclosure and all surrounding circumstances. Accordingly, based on all of the Company’s quantitative and qualitative materiality assessments and the other factors described above, the Company concluded there was not a reasonable possibility it had incurred a material loss arising from unresolved infringement claims subject to indemnification or current legal proceedings and claims that required disclosure pursuant to paragraph 10 of SFAS 5.

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